File No. 82-34735

Press release

from ASSA ABLOY AB (publ) 25 April 2006 no:9/06


06013059

Annual General Meeting of ASSA ABLOY AB (publ)

At today's Annual General Meeting of shareholders in ASSA ABLOY AB, the following members of the Board were re-elected: Gustaf Douglas, Melker Schörling, Carl-Henrik Svanberg, Carl Douglas, Per-Olof Eriksson, Lotta Lundén and Sven-Christer Nilsson. Johan Molin was elected new member of the board. Gustaf Douglas was elected Chairman of the Board and Melker Schörling and Carl-Henrik Svanberg were elected as deputy chairmen.

Election of Auditors

The Annual General Meeting elected PricewaterhouseCoopers, Stockholm, as auditor for a period of four years. Authorized public accountant Mr. Peter Nyllinge is the representative of the accounting firm.

Dividend

The Annual General Meeting established the dividend proposed by the Board of Directors and the Managing Director amounting to SEK 3.25 per share. Friday 28 April 2006 was established as record day, and payment from VPC (the Securities Register Center) is expected to start on Thursday 4 May 2006.

Remuneration to the Board

The Chairman and the Board of Directors receive fees of a total sum of SEK 3,250,000 (excluding fees for committee work).

Nomination Committee

The General Meeting decided to elect Melker Schörling, Gustaf Douglas, Staffan Grefbäck, Alecta and Marianne Nilsson, Robur members of the Nomination Committee until the end of the Annual General Meeting 2007. Melker Schörling was elected Chairman of the Nomination Committee.

Amendments of the Articles of Association

The Annual General Meeting resolved to amend the Articles of Association in accordance with the proposal of the Board of Directors, in order to adapt them to the new Swedish Companies Act.

Incentive Program for Senior Management

The Annual General Meeting resolved to introduce an incentive program for senior management within the ASSA ABLOY Group, in accordance with the proposal of the Board as earlier released. The offer is expected to comprise less than 100 persons in 15 countries.

Further information can be obtained from

Johan Molin, President and CEO, Tel: +46 8 506 485 42
Göran Jansson, Deputy CEO and CFO, Tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, Tel: +46 8 506 485 79

ASSA ABLOY
The World's Leading Lock Group

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com

ASSA ABLOY is the world's leading manufacturer and supplier of locking solutions, meeting tough end-user demands for safety, security and user friendliness. The Group has some 30,000 employees and annual sales of about EUR 3 billion.

Press release

from ASSA ABLOY AB (publ)

25 April 2006 no. 8/06

ASSA ABLOY REPORTS STRONG SALES

- Sales for the first quarter increased organically by 12% to SEK 7,653 M (6,269).
- The operating margin (EBIT) for the first quarter amounted to 14.5% (14.2).
- Net income for the first quarter amounted to SEK 704 M (559).
- Earnings per share amounted to SEK 1.88 (1.49) for the first quarter.
- Operating cash flow for the first quarter amounted to SEK 587 M (549).
- Restructuring program defined.

"The strong sales are very encouraging and illustrate the opportunities for growth that exist in our industry, where ASSA ABLOY's unique position provides good scope for both organic and acquired growth," says Johan Molin, President & CEO. "We have formulated a comprehensive restructuring program to be undertaken over the next three years which is expected to have significant effects on our long-term competitiveness and profitability."

SALES AND INCOME

	First quarter			Full year		
	2006	2005	Change	2005	2004	Change
Sales, SEK M	7,653	6,269	+22%	27,802	25,526	+9%
of which						
Organic growth			+12%			+5%
Acquisitions			+2%			+1%
Exchange-rate effects	514		+8%	643		+3%
Operating margin (EBIT), %	14.5	14.2		14.7	14.4	
Income before tax, SEK M	965	764	+26%	3,556	3,199	+11%
of which, exchange-rate effects	64		+8%	73		+2%
Net income, SEK M	704	559	+26%	2,613	2,356	+11%
Operating cash flow, SEK M	587	549	+7%	3,702	3,439	+8%
Earnings per share (EPS), SEK	1.88	1.49	+26%	6.97	6.33	+10%

The Group's sales in the first quarter totaled SEK 7,653 M (6,269), an increase of 22% on the previous year. Organic growth was 12%. Translation of foreign subsidiaries' sales to Swedish

kronor had a positive effect of SEK 514 M due to changes in exchange rates. Newly acquired companies contributed 2% to sales.

The quarter's earnings were burdened by restructuring costs of SEK 40 M and by costs of SEK 15 M relating to a legal dispute. Operating income before depreciation, EBITDA, amounted to SEK 1,332 M (1,102). The corresponding margin was 17.4% (17.6). The Group's operating income, EBIT, amounted to SEK 1,110 M (890) after positive currency effects of SEK 79 M. The operating margin (EBIT) was 14.5% (14.2).

Income before tax for the quarter amounted to SEK 965 M (764), including positive currency effects of SEK 64 M due to translation of foreign subsidiaries. The Group's tax charge for the quarter totaled SEK 261 M (205), corresponding to an effective tax rate of 27% on income before tax. Earnings per share for the first quarter amounted to SEK 1.88 (1.49), representing an increase of 26%.

Operating cash flow for the quarter amounted to SEK 587 M – equivalent to 61% of income before tax – compared with SEK 549 M last year. Working capital showed a seasonal rise of SEK 492 M during the quarter, which is mainly due to increased capital tied up in accounts receivable. Capital tied up in inventories increased during the quarter as a result of ongoing restructuring of production.

PLANNED RESTRUCTURING

ASSA ABLOY's Board of Directors has decided to undertake a comprehensive restructuring program, which is expected to run for three years. The program includes some 50 individual restructuring measures. The roles of a large number of production units will be changed, to focus mainly on assembly, while some units will be closed. The cost of the program has been calculated at SEK 1,250 M, and it is expected to produce cost savings of SEK 600 M a year once the whole program has been completed. Most of the costs of the program are expected to be expensed during 2006. About 75% of these costs will consist of payments in connection with redundancies; the remainder relate to write-downs mainly affecting machinery and equipment.

Apart from the restructuring described above, a review of the remaining car-lock manufacturing in the UK has been initiated as a result of the unprofitable cost position and prospects of British car manufacturers. This may lead to additional costs of approximately SEK 200 M.

COMMENTS BY DIVISION

EMEA

Sales for the first quarter in the EMEA division (Europe, Middle East and Africa) totaled EUR 342 M (305), with 11% organic growth. Operating income amounted to EUR 51 M (44) with an operating margin (EBIT) of 15.0% (14.3). Return on capital employed amounted to 18.3% (15.8). Operating cash flow before interest paid totaled EUR 32 M (25).

Sales growth strengthened during the first quarter mainly because of a greater number of working days. The Nordic region and eastern Europe are generating strong organic growth, and France, Germany and Spain are showing an improved sales trend. The operating margin developed well, driven both by volume effects and by higher savings resulting from previous restructuring. Increased restructuring costs and costs related to a legal dispute burdened the quarter's earnings.

AMERICAS

Sales for the first quarter in the Americas division totaled USD 322 M (283) with 13% organic growth. Operating income amounted to USD 60 M (51) with an operating margin (EBIT) of 18.7% (17.9).

Return on capital employed amounted to 21.1% (18.4). Operating cash flow before interest paid totaled USD 35 M (32).

Americas' positive sales trend strengthened during the first quarter partly as a result of the efforts put into specification. The Door Group and the Residential Group report continued strong growth for the quarter. The Architectural Hardware Group is showing improved growth. The sales recovery in Mexico is continuing, with strong growth during the quarter. The division's operating margin is developing well. The acquisition of Adams Rite, consolidated at the end of the quarter, is diluting return on capital employed.

ASIA PACIFIC

Sales for the first quarter in the Asia Pacific division totaled AUD 93 M (81) with 6% organic growth. Operating income amounted to AUD 6 M (8) with an operating margin (EBIT) of 6.6% (9.7). Return on capital employed amounted to 7.1% (9.9). Operating cash flow before interest paid totaled AUD 1 M (15).

Sales in China are developing well. Demand on the residential markets in both Australia and New Zealand remains at a low level. The operating margin was affected negatively by increased material costs and by a poor sales-mix due in part to the increased internal sales to other divisions. Increased restructuring costs reduced the quarter's earnings, and continuing transfers of production held down the quarter's cash flow.

GLOBAL TECHNOLOGIES

The Global Technologies division reported sales of SEK 950 M (773) in the first quarter, representing organic growth of 10%. Operating income amounted to SEK 134 M (106) with an operating margin (EBIT) of 14.1% (13.7). Return on capital employed amounted to 17.8% (16.1). Operating cash flow before interest paid amounted to SEK 5 M (60).

Global Technologies continues to record strong organic growth. HID and Identification Technology are continuing to show stable, high growth in sales-volumes, driven by new RFID products. Hospitality reports rather weaker sales growth. The operating margin is limited by investments in an enlarged marketing and sales organization in the fast-growing segments. Cash flow is burdened by a growth-related increase in working capital.

ENTRANCE SYSTEMS

The Entrance Systems division reported sales of SEK 617 M (495) in the first quarter, representing organic growth of 12%. Operating income amounted to SEK 77 M (63) with an operating margin (EBIT) of 12.5% (12.7). Return on capital employed amounted to 9.8% (9.0). Operating cash flow before interest paid amounted to SEK 123 M (130).

Sales were affected by strong demand on all major markets, especially in the USA but also in Asia. Growth is split evenly between sales of automatic doors and of services. Development of margins is held back by some price pressure and increased costs for aluminum. Acquired units are developing well but produce some dilution of the operating margin.

OTHER EVENTS

The acquisition of Adams Rite in the USA took place at the end of March. The company has a strong brand and product range in aluminum doors. Its annual sales are around USD 50 M, with a good EBIT margin. The acquisition is expected to be neutral in 2006 and to contribute to earnings per share from 2007. The company has about 300 employees. Restructuring costs associated with the acquisition are expected to total around USD 3 M.

Baron Metal Industries, Canada's leading manufacturer of steel doors, was acquired at the beginning of April. The acquisition strengthens the solutions available from ASSA ABLOY by broadening its range of steel doors. The company's annual sales are around CAD 30 M, with a good EBIT margin. The acquisition is expected to contribute positively to earnings per share from the time of acquisition. The company has about 140 employees. Restructuring costs associated with the acquisition are expected to total around CAD 1 M.

Perth Door Services in Australia, a service company for automatic doors, was acquired in mid-April. The acquisition has more than doubled ASSA ABLOY's service business on the Australian market. Perth Door Services's annual sales are around AUD 12 M, with a low EBIT margin. The company has 80 employees. The acquisition is expected to contribute positively to earnings per share from the time of acquisition.

SALock in the USA, a development company concerned with wireless communication for locks in electromechanical door environments, was acquired at the beginning of April. The company will strengthen the Group's Shared Technologies organization.

The combined acquisition price for these acquisitions, including estimated earn-outs, totals around SEK 900 M. Preliminary acquisition analyses indicate that goodwill and other intangible assets with indefinite useful life amount to around SEK 600 M.

ASSA ABLOY's Board of Directors has decided to recommend to the Annual General Meeting a new global incentive program for senior management. The program will be issued at market price with a calculated dilution effect of about 1% of capital. The proposed duration is five years. The program has been discussed with the largest shareholders.

ACCOUNTING PRINCIPLES

Since 1 January 2005 ASSA ABLOY applies International Financial Reporting Standards (IFRS) as endorsed by the European Union. The Group's Interim Reports are prepared in accordance with IAS 34 'Interim Financial Reporting' under the guidelines given in RR 31, issued by the Swedish Financial Accounting Standards Council. The Parent Company applies RR 32.

OUTLOOK

Organic sales growth is expected to continue at a good rate. The operating margin (EBIT) and operating cash flow are expected to develop well, excluding the effects of future restructuring.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

Stockholm, 25 April 2006

Johan Molin

President and CEO

Financial information

The Interim Report for the second quarter will be published on 9 August 2006.

Further information can be obtained from:

Johan Molin, President and CEO, Tel: +46 8 506 485 42

Göran Jansson, Deputy CEO and CFO, Tel: +46 8 506 485 72

Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

ASSA ABLOY is holding an **analysts' meeting** at **13.00 today** at **Operaterrassen in Stockholm**.
The analysts' meeting can also be followed over the Internet at www.assaabloy.com.
It is possible to submit questions by telephone on **+44 (0)20 7162 0025**.

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com

FINANCIAL INFORMATION

INCOME STATEMENT	Jan-Mar 2006 EUR M[1]	Jan-Mar 2006 SEK M	Jan-Mar 2005 SEK M	Jan-Dec 2005 SEK M
Sales	816	7,653	6,269	27,802
Cost of goods sold	-484	-4,539	-3,725	-16,508
Gross Income	**332**	**3,114**	**2,544**	**11,294**
Selling and administrative expenses	-214	-2,005	-1,656	-7,224
Share in earnings of associated companies	0	1	2	8
Operating income	**118**	**1,110**	**890**	**4,078**
Financial items	-15	-145	-126	-522
Income before tax	**103**	**965**	**764**	**3,556**
Tax	-28	-261	-205	-943
Net income	**75**	**704**	**559**	**2,613**
Allocation of net income:				
Shareholders in ASSA ABLOY AB	75	703	558	2,608
Minority interests	0	1	1	5

EARNINGS PER SHARE	Jan-Mar 2006 SEK	Jan-Mar 2005 SEK	Jan-Dec 2005 SEK
Earnings per share after tax and before dilution [3]	1.92	1.52	7.13
Earnings per share after tax and dilution [4]	1.88	1.49	6.97

CASH FLOW STATEMENT	Jan-Mar 2006 EUR M[1]	Jan-Mar 2006 SEK M	Jan-Mar 2005 SEK M	Jan-Dec 2005 SEK M
Cash flow from operating activities	60	567	523	3,450
Cash flow from investing activities	-86	-810	-242	-1,052
Cash flow from financing activities	28	266	-222	-2,325
Cash flow	**2**	**23**	**59**	**73**

BALANCE SHEET	31 Mar 2006 EUR M[2)]	31 Mar 2006 SEK M	31 Mar 2005 SEK M	31 Dec 2005 SEK M
Intangible fixed assets	1,737	16,326	14,803	16,078
Tangible fixed assets	598	5,617	5,388	5,702
Financial fixed assets	164	1,539	1,585	1,557
Inventories	407	3,830	3,346	3,679
Receivables	550	5,167	4,479	4,818
Other non-interest-bearing current assets	101	953	825	838
Interest-bearing current assets	111	1,045	1,067	1,020
Total assets	**3,668**	**34,477**	**31,493**	**33,692**
Equity	1,581	14,863	12,176	14,413
Interest-bearing non-current liabilities	659	6,198	7,877	5,360
Non-interest-bearing non-current liabilities	35	324	378	397
Interest-bearing current liabilities	789	7,414	5,726	7,963
Non-interest-bearing current liabilities	604	5,678	5,336	5,559
Total equity and liabilities	**3,668**	**34,477**	**31,493**	**33,692**

CHANGE IN EQUITY	Jan-Mar 2006 EUR M	Jan-Mar 2006 SEK M	Jan-Mar 2005 SEK M	Jan-Dec 2005 SEK M
Opening balance 1 January	**1,528**	**14,413**	**11,253**	**11,253**
IFRS-effect (IAS 39)	-	-	-77	-77
Dividend	-	-	-	-951
Minority interest acquisition/disposal	0	-2	-	36
Cash flow hedging, fair value change	0	-1	-	-3
Exchange difference for the period	-22	-251	441	1,542
Net Income [1)]	75	704	559	2,613
Closing balance at end of period [2)]	**1,581**	**14,863**	**12,176**	**14,413**

KEY DATA	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005
Return on capital employed, %	16.3	14.2	15.9
Return on shareholders' equity, %	17.3	16.8	18.1
Equity ratio, %	43.1	38.7	42.8
Interest coverage ratio, times	7.7	7.1	8.2
Interest on convertible debentures net after tax, SEK M	9.1	7.9	33.1
Number of shares, thousands	365,918	365,918	365,918
Number of shares after dilution, thousands	378,718	378,718	378,718
Average number of employees	30,615	28,765	29,578

QUARTERLY INFORMATION

THE GROUP IN SUMMARY

(All amounts in SEK M if not noted otherwise)

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Full Year 2005	Q 1 2006	12 month rolling
Sales	6,269	6,984	7,019	7,530	27,802	7,653	29,186
Organic growth [6]	2%	6%	5%	7%	5%	12%	-
Gross income	**2,544**	**2,860**	**2,851**	**3,039**	**11,294**	**3,114**	**11,864**
Gross income / Sales	40.6%	41.0%	40.6%	40.4%	40.6%	40.7%	40.6%
Operating income before depreciation (EBITDA)	**1,102**	**1,243**	**1,317**	**1,298**	**4,960**	**1,332**	**5,190**
Gross margin (EBITDA)	17.6%	17.8%	18.8%	17.2%	17.8%	17.4%	17.8%
Depreciation	-212	-221	-214	-235	-882	-222	-892
Operating income (EBIT)	**890**	**1,022**	**1,103**	**1,063**	**4,078**	**1,110**	**4,298**
Operating margin (EBIT)	14.2%	14.6%	15.7%	14.1%	14.7%	14.5%	14.7%
Financial items	-126	-122	-134	-140	-522	-145	-541
Income before tax	**764**	**900**	**969**	**923**	**3,556**	**965**	**3,757**
Profit margin (EBT)	12.2%	12.9%	13.8%	12.3%	12.8%	12.6%	12.9%
Tax	-205	-243	-263	-232	-943	-261	-999
Net income	**559**	**657**	**706**	**691**	**2,613**	**704**	**2,758**
Allocation of net income:							
Share holders in ASSA ABLOY AB	558	654	705	691	2,608	703	2,753
Minority interests	1	3	1	0	5	1	5

OPERATING CASH FLOW

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Full Year 2005	Q 1 2006	12 month rolling
Operating income (EBIT)	890	1,022	1,103	1,063	4,078	1,110	4,298
Depreciation	212	221	214	235	882	222	892
Net capital expenditure	-140	-161	-135	-231	-667	-180	-707
Change in working capital	-333	-201	102	322	-110	-492	-269
Paid and received interest	-83	-80	-87	-205	-455	-114	-486
Adjustment for non-cash items	3	12	-7	-34	-26	41	12
Operating cash flow [5]	**549**	**813**	**1,190**	**1,150**	**3,702**	**587**	**3,740**
Operating cash flow / Income before tax	0.72	0.90	1.23	1.25	1.04	0.61	1.00

CHANGE IN NET DEBT

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Full Year 2005	Q 1 2006
Net debt at beginning of the period	12,208	12,499	13,860	12,769	12,208	12,240
IFRS-effect (IAS 39)	77	-	-	-	77	-
Operating cash flow	-549	-813	-1,190	-1,150	-3,702	-587
Restructuring payment	56	59	42	141	298	161
Paid tax	167	373	122	257	919	200
Acquisitions	111	123	66	113	413	682
Dividend	-	951	-	-	951	-
Translation differences	429	668	-131	110	1,076	-190
Net debt at end of period	**12,499**	**13,860**	**12,769**	**12,240**	**12,240**	**12,506**
Net debt / Equity, times	1.03	1.07	0.95	0.85	0.85	0.84

NET DEBT

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1 2006
Long-term interest-bearing receivables	-37	-40	-36	-62	-61
Short-term interest-bearing investments	-171	-249	-147	-104	-87
Cash and bank balances	-896	-881	-945	-916	-958
Pension provisions	1,739	1,860	1,601	1,634	1,657
Long-term interest-bearing liabilities	6,138	8,068	7,908	3,726	4,541
Short-term interest-bearing liabilities	5,726	5,102	4,388	7,963	7,414
Total	**12,499**	**13,860**	**12,769**	**12,240**	**12,506**

CAPITAL EMPLOYED AND FINANCING

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1 2006
Capital employed	24,675	26,759	26,292	26,653	27,368
- of which goodwill	14,562	15,631	15,519	15,716	15,966
Net debt	12,499	13,860	12,769	12,240	12,506
Minority interest	29	79	74	71	70
Shareholders' equity (excl minority interest)	12,147	12,820	13,449	14,342	14,793

DATA PER SHARE

	Q 1 2005 SEK	Q 2 2005 SEK	Q 3 2005 SEK	Q 4 2005 SEK	Full Year 2005 SEK	Q 1 2006 SEK	12 month rolling SEK
Earnings per share after tax and before dilution [3]	1.52	1.79	1.93	1.89	7.13	1.92	7.53
Earnings per share after tax and dilution [4]	1.49	1.75	1.89	1.84	6.97	1.88	7.36
Cash earnings per share after tax and dilution [4]	2.11	2.36	2.75	2.42	9.64	2.46	9.99
Shareholders' equity per share after dilution [4]	36.90	38.84	40.44	42.85	42.85	44.03	

RESULTS BY DIVISION

Jan - Mar respective 31 Mar	EMEA [7] EUR M		Americas [8] USD M		Asia Pacific [9] AUD M		Global Technologies [10] SEK M		Entrance Systems SEK M		Other SEK M		Total SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	334	297	321	282	84	74	921	758	610	488			7653 [11]	6269 [12]
Sales, intragroup	8	8	1	1	9	7	29	15	7	7	-172	-142		
Sales	**342**	**305**	**322**	**283**	**93**	**81**	**950**	**773**	**617**	**495**	**-172**	**-142**	**7,653**	**6,269**
Organic growth [6]	*11%*	*-1%*	*13%*	*5%*	*6%*	*0%*	*10%*	*11%*	*12%*	*5%*			*12%*	*2%*
Operating income (EBIT)	**51**	**44**	**60**	**51**	**6**	**8**	**134**	**106**	**77**	**63**	**-86**	**-68**	**1,110**	**890**
Operating margin (EBIT)	*15.0%*	*14.3%*	*18.7%*	*17.9%*	*6.6%*	*9.7%*	*14.1%*	*13.7%*	*12.5%*	*12.7%*			*14.5%*	*14.2%*
Capital employed	1,109	1,071	1,182	1,097	352	303	3,146	2,651	3,040	2,905	-358	-64	27,368	24,675
- of which goodwill	497	502	724	652	177	161	2,253	2,122	2,443	2,375			15,966	14,562
Return on capital employed	*18.3%*	*15.8%*	*21.1%*	*18.4%*	*7.1%*	*9.9%*	*17.8%*	*16.1%*	*9.8%*	*9.0%*			*16.3%*	*14.2%*
Operating income (EBIT)	51	44	60	51	6	8	134	106	77	63	-86	-68	1,110	890
Depreciation	13	14	8	8	3	3	15	10	10	7	2	2	222	212
Net capital expenditure	-8	-8	-6	-5	-4	-2	-26	-12	-9	-9	-4	-10	-180	-140
Movement in working capital	-24	-25	-27	-22	-4	6	-118	-44	45	69	39	-14	-492	-333
Cash flow [5]	**32**	**25**	**35**	**32**	**1**	**15**	**5**	**60**	**123**	**130**			**660**	**629**
Adjustment for non-cash items											41	3	41	3
Paid and received interest											-114	-83	-114	-83
Operating cash flow [5]													**587**	**549**
Average number of employees	12,312	12,496	9,480	9,285	4,943	3,808	1,954	1,598	1,818	1,509	107	68	30,615	28,765

Jan - Mar respective 31 Mar	EMEA [7] SEK M		Americas [8] SEK M		Asia Pacific [9] SEK M		Global Technologies [10] SEK M		Entrance Systems SEK M		Other SEK M		Total SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	3,130	2,693	2,513	1,934	480	396	921	758	610	488			7653 [11]	6269 [12]
Sales, intragroup	75	74	6	8	54	37	29	15	7	7	-172	-142		
Sales	**3,205**	**2,767**	**2,519**	**1,942**	**534**	**433**	**950**	**773**	**617**	**495**	**-172**	**-142**	**7,653**	**6,269**
Organic growth [6]	*11%*	*-1%*	*13%*	*5%*	*6%*	*0%*	*10%*	*11%*	*12%*	*5%*			*12%*	*2%*
Operating income (EBIT)	**479**	**398**	**470**	**349**	**35**	**42**	**134**	**106**	**77**	**63**	**-86**	**-68**	**1,110**	**890**
Operating margin (EBIT)	*15.0%*	*14.3%*	*18.7%*	*17.9%*	*6.6%*	*9.7%*	*14.1%*	*13.7%*	*12.5%*	*12.7%*			*14.5%*	*14.2%*
Capital employed	10,426	9,784	9,159	7,744	1,954	1,655	3,146	2,651	3,040	2,905	-358	-64	27,368	24,675
- of which goodwill	4,676	4,582	5,613	4,604	981	879	2,253	2,122	2,443	2,375			15,966	14,562
Return on capital employed	*18.3%*	*15.8%*	*21.1%*	*18.4%*	*7.1%*	*9.9%*	*17.8%*	*16.1%*	*9.8%*	*9.0%*			*16.3%*	*14.2%*
Operating income (EBIT)	479	398	470	349	35	42	134	106	77	63	-86	-68	1,110	890
Depreciation	118	126	61	52	16	15	15	10	10	7	2	2	222	212
Net capital expenditure	-74	-68	-43	-31	-24	-11	-26	-12	-9	-9	-4	-10	-180	-140
Movement in working capital	-229	-225	-208	-154	-21	35	-118	-44	45	69	39	-14	-492	-333
Cash flow [5]	**294**	**231**	**280**	**216**	**6**	**81**	**5**	**60**	**123**	**130**			**660**	**629**
Adjustment for non-cash items											41	3	41	3
Paid and received interest											-114	-83	-114	-83
Operating cash flow [5]													**587**	**549**

Jan-Dec respective 31 Dec	**EMEA** [7]	**Americas** [8]	**Asia Pacific** [9]	**Global Technologies** [10]	**Entrance Systems**	**Other**	**Total**
	EUR M	USD M	AUD M	SEK M	SEK M	SEK M	SEK M
	2005	2005	2005	2005	2005	2005	2005
Sales, external	1,225	1,177	356	3,297	2,341		27,802
Sales, intragroup	30	5	33	90	32	-622	
Sales	**1,255**	**1,182**	**389**	**3,387**	**2,373**	**-622**	**27,802**
Organic growth [6]	*3%*	*5%*	*2%*	*12%*	*8%*		*5%*
Operating income (EBIT)	**184**	**217**	**43**	**476**	**335**	**-300**	**4,078**
Operating margin (EBIT)	*14,7%*	*18,3%*	*11,1%*	*14,1%*	*14,1%*		*14,7%*
Capital employed	1,077	1,098	340	2,871	3,309	-389	26,653
- of which goodwill	499	664	171	2,309	2,427		15,716
Return on capital employed	*16,6%*	*19,6%*	*12,9%*	*17,3%*	*11,1%*		*15,9%*
Operating income (EBIT)	184	217	43	476	335	-300	4,078
Depreciation	54	31	12	46	32	9	882
Net capital expenditure	-36	-15	-7	-115	-26	-37	-667
Movement in working capital	3	3	-2	-66	-34	-52	-110
Cash flow [5]	**205**	**236**	**46**	**341**	**307**		**4,183**
Adjustment for non-cash items						-26	-26
Paid and received interest						-455	-455
Operating cash flow [5]							**3,702**
Average number of employees	12,405	9,251	4,352	1,767	1,714	89	29,578

Jan-Dec respective 31 Dec	**EMEA** [7]	**Americas** [8]	**Asia Pacific** [9]	**Global Technologies** [10]	**Entrance Systems**	**Other**	**Total**
	SEK M	SEK M	SEK M	SEK M	SEK M	SEK M	SEK M
	2005	2005	2005	2005	2005	2005	2005
Sales, external	11,369	8,775	2,019	3,297	2,341		27,802
Sales, intragroup	280	31	190	90	32	-622	
Sales	**11,649**	**8,806**	**2,209**	**3,387**	**2,373**	**-622**	**27,802**
Organic growth [6]	*3%*	*5%*	*2%*	*12%*	*8%*		*5%*
Operating income (EBIT)	**1,707**	**1,615**	**245**	**476**	**335**	**-300**	**4,078**
Operating margin (EBIT)	*14,7%*	*18,3%*	*11,1%*	*14,1%*	*14,1%*		*14,7%*
Capital employed	10,151	8,726	1,985	2,871	3,309	-389	26,653
- of which goodwill	4,709	5,276	995	2,309	2,427		15,716
Return on capital employed	*16,6%*	*19,6%*	*12,9%*	*17,3%*	*11,1%*		*15,9%*
Operating income (EBIT)	1,707	1,615	245	476	335	-300	4,078
Depreciation	499	230	66	46	32	9	882
Net capital expenditure	-335	-114	-40	-115	-26	-37	-667
Movement in working capital	30	24	-12	-66	-34	-52	-110
Cash flow [5]	**1,901**	**1,755**	**259**	**341**	**307**		**4,183**
Adjustment for non-cash items						-26	-26
Paid and received interest						-455	-455
Operating cash flow [5]							**3,702**

[1] Translated using an average rate for the period, 1 EUR = 9.38
[2] Translated using a closing rate at 31 March 2006, 1 EUR = 9.40
[3] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.
[4] Number of shares, thousands, used for the calculation amount to 378,718 for all periods.
[5] Excluding restructuring payments.
[6] Organic growth concern comparable units after adjustment for acqusitions and currency effects.
[7] Europe, Middle East and Africa
[8] North and South America
[9] Asia, Australia och New Zealand
[10] ASSA ABLOY Hospitality, ASSA ABLOY Identification Technology och ASSA ABLOY HID.
[11] Europe 3 733, North America 3 056, South America 78, Africa 99, Asia 332, Pacific 355.
[12] Europe 3 208, North America 2 374, South America 48, Africa 76, Asia 248, Pacific 315.